SEVERANCE AGREEMENT




     THIS AGREEMENT made and entered into as of the 12th day of December, 1997 by and between SWISS ARMY BRANDS, INC., a Delaware corporation, (hereinafter referred to as "SABI" or "the Company"), and LESLIE H. GREEN (hereinafter referred to as "Ms. Green").

     WHEREAS, Ms. Green has been Vice President of SABI since December, 1995;

     WHEREAS, Ms. Green has resigned from the office of Vice President of the Company and as an employee of the Company effective December 12, 1997;

     WHEREAS, the Company desires to provide Ms. Green with certain severance benefits; and

     WHEREAS, Ms. Green desires to accept such benefits under the terms and conditions contained herein.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, the parties hereto agree as follows:

     1. SEVERANCE BENEFITS. The Company agrees to provide Ms. Green with the following severance benefits, which benefits Ms. Green acknowledges are over and above those to which she would normally be entitled:

     (a) Ms. Green or, in the event of her death, her estate shall be paid, as a severance payment, at the rate of $185,500 per annum, payable on a bi-weekly basis through December 31, 1997 and shall receive a lump sum payment in the amount of $278,250 on the later to occur of January 9, 1998 or the expiration of the waiting periods set forth in section 14 hereof. All payments under this Agreement shall be subject to applicable withholding.

     (b) The Company shall pay to the Company's insurance carrier, the amount of the premium required to be paid to keep the medical and dental insurance for the benefit of Ms. Green and her dependents (to the extent her dependents were so covered immediately prior to the date hereof) under COBRA effective for the period terminating on June 30, 1999.

     (c) The Company shall pay to Ms. Green on a monthly basis an automobile allowance of $600 per month through December 31, 1997 and a lump sum payment in the amount of $10,800 of the later to occur on January 9, 1998 or the expiration of the waiting period set forth in section 14 hereof. While payments under this Agreement shall be subject to applicable withholding.

     (d) The Company shall pay for outplacement services, including phone, office and secretarial services, provided by Lee Hecht Harrison for Ms. Green for a period of up to one year. The Company shall have no obligation to pay, and Ms. Green shall have no right to receive, cash or other payment in lieu of such service nor shall Ms. Green be entitled to an office or phone services at the Company's offices.

     (e) The Company shall reimburse Ms. Green in the amount of up to $3,000 for the purchase of a computer and related equipment upon receipt of appropriate documentation evidencing such expenditures.

     (f) Pursuant to Stock Option Agreements (the "Option Agreements") dated May 18, 1992, July 15, 1994, January 26, 1995 and November 14, 1996, the Company granted to Ms. Green options to purchase an aggregate of up to 40,000 shares of the Company's common stock. The Option Agreements provide that Ms. Green shall have a period of six months from the termination of her employment hereunder to exercise such options that have vested by the termination of her employment.

     2. COVENANT NOT TO COMPETE. (a) Ms. Green acknowledges that in the course of her employment by the Company, she has been privy to various economic and trade secrets and relationships of the Company and its affiliates. Therefore, in consideration of this Agreement, Ms. Green hereby agrees that she will not, directly or indirectly, except for the benefit of the Company or its affiliates:

                (i)     on behalf of herself or any other person:

     (A) solicit, entice, persuade or induce any employee of the Company or any affiliate, or any other person, who is under contract with or rendering services or supplying products to the Company or any affiliate, (w) to terminate her or its employment by, or contractual relationship with, the Company or any affiliate or (x) to refrain from extending or renewing the same (upon the same or new terms) or (y) to refrain from rendering services to the Company or any affiliate, or (z) to become employed by or to enter into contractual relations with persons other than the Company provided, however, that the prohibition set forth in this subsection 2(a)(i)(A)(z) shall not apply to solicitations of persons other than employees of the Company or an affiliate; or

     (B) authorize or knowingly approve or assist in the taking of any such actions by any person other than the Company; provided, however, that nothing herein shall prohibit Ms. Green providing employment references.

     (ii) directly or indirectly, whether as employee, consultant, officer, director, partner, shareholder or otherwise engage in the business of marketing, distributing, offering for sale or selling products manufactured, distributed or licensed by Wenger S.A. or Precise Imports Corporation or any entity directly or indirectly controlled, controlling or under common control with either of them or any successor to the business of either of them.

     (b)(i) Ms. Green acknowledges that she has substantial capabilities and experience in fields other than those which would be prohibited hereunder and that the restrictions set forth above would not hinder her ability to earn a livelihood.

     (ii) If any of the restrictions set forth in this Section 2 should, for any reason whatsoever, be declared invalid by a court of competent jurisdiction, the validity or enforceability of the remainder of such restrictions shall not thereby be adversely affected. Ms. Green agrees that the time limitations and other restrictions in this Section 2 are reasonable and properly required for the adequate protection of the business of the Company, and that if any such time limitations or other restrictions is held unreasonable by a court of competent jurisdiction, then she agrees and submits to the reduction of said time limitation or other restrictions to such area or period as such court shall find reasonable.

     (c) The provisions of this Section 2 shall survive termination of this Agreement and be effective for a period of eighteen months from the date hereof.

     3. CONFIDENTIALITY. Ms. Green will keep secret and will not, without the express written consent of the Company:

     (a) knowingly divulge or communicate to any third person, or use for the benefit of Ms. Green or any third person, any trade secrets or privileged, proprietary or confidential information used or owned by the Company or any affiliate or disclosed to or learned by her in the course of her employment by the Company including, without limitation, information concerning products, profitability, the identity of, and information relating to dealings with customers and suppliers; or

     (b) retain for the benefit of herself or any third person any document or paper used or owned by the Company or any affiliate or coming into her possession in the course of her employment by the Company or make or cause to be made any copy, abstract, or summary thereof.

     4. REMEDIES. Because the services of Ms. Green hereunder are unique and extraordinary and the Company does not have an adequate remedy at law to protect its business from Ms. Green's competition or to protect its interest in its trade secrets, confidential information and similar commercial assets, Ms. Green agrees that any breach or threatened breach of any provision of provisions of this Agreement relating to non-competition and confidentiality shall entitle the Company, in addition to any other legal or equitable remedies available to it, to apply to any court of competent jurisdiction to enjoin such breach or threatened breach without the posting of any bond or any security.

     5. RELEASE. Ms. Green, for her and for her successors and assigns, does hereby fully and completely RELEASE, ACQUIT and FOREVER DISCHARGE SABI, and its affiliates, subsidiaries or other related entities as well as its shareholders, officers, directors, employees or agents, from any and all claims, debts, demands, actions, causes of action, suits, sums of money, contracts, agreements, judgements and liabilities whatsoever, both in law and in equity ("claims") of any kind and any character that she might now have, or could have had, whether in contract, tort or otherwise, including specifically any claims of discrimination that she may claim in connection with her employment or the termination thereof but excluding claims for the enforcement of Ms. Green's rights under this Agreement. This includes but is not limited to, claims arising under the federal, state or local laws prohibiting discrimination on the basis of one's sex, race, age, disability, national origin, color or religion, or claims growing out of any legal restrictions on SABI's right to terminate its employees. This also specifically includes the waiver of any rights or claims arising under the Age Discrimination in Employment Act of 1967 (29 U.S.C. 621 et seq.). It is also understood that the execution of this Agreement shall be construed as a release and covenant not to sue, that Ms. Green will not sue SABI or any subsidiary, affiliate, officer, director, employee or committee thereof, or file any claims of any sort with any administrative agency for anything arising out of her employment, and the terms of this Agreement supersede any and all other agreements relating to her employment whether written or oral.

     6. CONFIRMATION OF RESIGNATION. Ms. Green acknowledges and confirms that effective the date hereof, she resigns from any and all positions held as an officer and employee of SABI and all of SABI's subsidiaries.

     7. ADVICE OF COUNSEL. SABI encourages Ms. Green to carefully review the terms of this Agreement and, if she wishes, to seek advise and counsel from an attorney before signing this Agreement.

     8. SPLIT DOLLAR LIFE INSURANCE. Ms. Green agrees to deliver to the Company simultaneously with the execution and delivery of this Agreement, a duly and validly executed Insurance Agreement and Collateral Assignment Agreement of the Split Dollar Life Insurance Policy paid for by SABI for the benefit of Ms. Green in the form attached as Exhibit A hereto.

     9. DIVISIBILITY OF AGREEMENT. In the event that any term, condition or provision of this Agreement is for any reason rendered void, all remaining terms, conditions and provisions shall remain and continue as valid and enforceable obligations of the parties hereto.

     10. NOTICES. Any notices or other communications required or permitted to be sent hereunder shall be in writing and shall be duly given if personally delivered or sent postage pre-paid by certified or registered mail, return receipt requested, or sent by electronic transmission and confirmed by mail within two business days of such transmission, as follows:

                                    (a)     If to Ms. Green:
                                            4 Pebble Beach Drive
                                            Purchase, New York  10577

                                    (b)     If to SABI:
                                            Swiss Army Brands, Inc
                                            One Research Drive
                                            Shelton, Connecticut  06484

     Either party may change her or its address for the sending of notice to such party by written notice to the other party sent in accordance with the provisions hereof.

     11. MERGER. This Agreement merges and supersedes any and all other agreements between the parties hereof related in any way to the employment of Ms. Green. This Agreement may not be altered or amended except by a writing, duly executed by the party against whom such alteration or amendment is sought to be enforced.

     12. GOVERNING LAW AND ARBITRATION. (a) This Agreement shall be governed by and construed in accordance with the laws of the state of Connecticut with respect to agreements made and to be performed wholly therein.

     (b) Any dispute between SABI and Ms. Green arising out of this Agreement shall be submitted to arbitration in the City of New York in accordance with the rules of the American Arbitration Association then obtaining. The decision of the arbitrator or arbitrators shall be final, conclusive, non-appealable and binding upon the parties and judgment thereunder may be entered in any court of competent jurisdiction.

     13. ASSIGNMENT. This Agreement is personal and non-assignable by Ms. Green. It shall inure to the benefit of any corporation or other entity with which the Company shall merge or consolidate or to which the Company shall lease or sell all or substantially all of its assets and may be assigned by the Company to any affiliate of the Company or to any corporation or entity with which such affiliate shall merge or consolidate or which shall lease or acquire all or substantially all of the assets of such affiliate.

     14. PERIOD TO REVIEW AND REVOKE. After Ms. Green has had the chance to review this Agreement and to consult with her attorney, if she wishes, she should sign the Agreement and return it to SABI within 22 days.


     After Ms. Green has executed and delivered this Agreement, she shall have seven (7) days following the date of execution during which time she may revoke this agreement, provided, however, that, if she elects to return an executed copy of the document to us before the expiration of 22 days from the date hereof, she may revoke this Agreement at any time before the later to occur of seven (7) days following the date of execution or 22 days after the date hereof. If SABI does not receive a written revocation from Ms. Green, or her attorney, prior to the expiration of the period in which she may revoke this Agreement, this Agreement will become effective on the date after the expiration of the applicable revocation period.

     IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the day and year first above written.

                                                      /s/ Leslie H. Green
                                                     Leslie H. Green



                                                     SWISS ARMY BRANDS, INC.



                                                     By: /s/ J. Merrick Taggart
                                                        Title:  President
     I acknowledge that I have been given the opportunity to consider this agreement for at least twenty-one (21) days, that I have been advised to discuss this agreement with an attorney of my choice, that I have carefully read and fully understand and agree to all of the provisions of this agreement and that I am voluntarily entering into this agreement.

     Finally, I also understand that I have seven (7) days after I sign this agreement (or twenty-two days after the date hereof, if later) to change my mind and that I may revoke this agreement by providing written notice of revocation to you prior to the expiration of the applicable period.



December 12, 1997                                   /s/ Leslie H. Green
Date of Execution                                    Leslie H. Green